UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 28, 2014

First Quarter 2014
Earnings Release

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:	In New York:

Manuel Ferreyros, Chief Financial Officer	Rafael Borja / Melanie Carpenter
Claudia Bustamante, Head of Investor Relations	i‐advize Corporate Communications, Inc.
Cementos Pacasmayo	Tel: (212) 406‐3693
Tel: (511) 317‐6000 ext. 2165	E‐mail: cementospacasmayo@i‐advize.com
E‐mail: cbustamante@cpsaa.com.pe

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for First Quarter 2014

Lima, Peru, April 28, 2014 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a Peruvian cement company, announced today its consolidated results for the first quarter (“1Q14”) ended March 31, 2014. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Nuevos Soles (S/.).

Financial Highlights:

It is important to note the following highlights:

•	Cement sales volume increased 4.0% in 1Q14, compared to 1Q13, exceeding the national average of 1.4%*

•	Sales increased 3.0% in 1Q14, compared to 1Q13, mainly due to a 5.9% increase in cement sales. Ready-mix concrete sales were affected by delays in some projects.

•	Gross profit increased 0.9% in 1Q14, compared to 1Q13

●	Operating profit decreased 5.5% in 1Q14, compared to 1Q13, mainly due to higher expenses related to severance payments (nonrecurring) and increases in salaries

•	Net income decreased 11.8% in 1Q14, compared to 1Q13

•	Consolidated EBITDA was S/. 80.7 million in 1Q14 vs. S/. 81.3 million in 1Q13

•
In March 2014, the Environmental Impact Study (EIS) for the Phosphate Project was approved. This is an important milestone in the development of the project and reflects the Company's commitment to its execution

*Cement sales volume for 1Q14 includes the cement used for the construction of the new Piura plant. National average figures come from ASOCEM.

	Financial and Operating Results

	1Q14	1Q13	% Var.

In millions of S/.
Sales of goods	300.1	291.3	3.0%
Gross profit	121.7	120.6	0.9%
Operating profit	65.2	69.0	-5.5%
Net Income	39.8	45.1	-11.8%
Net income of controller	40.6	46.1	-11.9%
Consolidated adjusted EBITDA	80.7	81.3	-0.7%
Cement EBITDA*	83.4	84.5	-1.3%
Gross Margin	40.6%	41.4%	-0.8 pp.
Operating Margin	21.7%	23.7%	-2.0 pp.
Net Income	13.3%	15.5%	-2.2 pp.
Net Income of Controller Margin	13.5%	15.8%	-2.3 pp.
Consolidated adjusted EBITDA Margin	26.9%	27.9%	-1.0 pp.
Cement EBITDA Margin	27.8%	29.0%	-1.2 pp.

*   Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Economic Overview for 1Q14:

During 1Q14, the Peruvian economy maintained moderate growth of 5.0%, similar to 2013. It is expected that for the next months, the pace of GDP growth in Peru will be maintained   and remain at nearly 5.0% by year end. This growth will be driven mainly by goverment spending.

It is estimated that government spending will remain elevated during the first half of the year as the regional and local governments will aim to execute projects before the elections. In the remainder of the year, the government is likely to further increase the current spending, elevating wages or providing extraordinary bonuses, which will stimulate consumption growth.

On the other hand, it is expected that private demand will recover in the second half of the year at a moderate rate. The beginning of construction of some large projects, as well as the improvement in business confidence, a trend we have been experiencing since the end of last year, will be vital to the moderate recovery in private investment. This should present a slight improvement in employment and, therefore, in consumer spending.

Source: Apoyo Consultoría, BCRP

Peruvian Cement Industry Overview:

Cement production in Peru is naturally segmented between three geographic regions: the northern region, the central region (including the Lima Metropolitan Area), and the southern region. Cementos Pacasmayo is the only cement manufacturer in the northern region of Peru. UNACEM mainly supplies the central region, while Cementos Yura and Cementos Sur operate in the southern region.

Cementos Pacasmayo supplies all cement needs in the northern region of Peru, which, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 15% of Gross Domestic Product (“GDP”).  During the four-year period between  2009 LTM and 2013 LTM, total cement consumption in Peru grew at a Compound Annual Growth Rate (‘CAGR”) of 11.1% according to INEI, driven by the country’s economic growth and, to a lesser extent, by spending in infrastructure. In the northern region, cement consumption grew at a CAGR of 10.5% during the same period. Despite this growth, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country by the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented base of consumers that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market
Shipments by plant and market share

Main Infrastructure Projects in the Area of Influence:

The current government has expressed its intention to increase and accelerate investment in infrastructure. Thus, in June the government announced that it had earmarked approximately US$ 780 million for infrastructure works. Similarly, the government is actively promoting a higher number of Public Works Tax Deduction, a mechanism that allows companies to finance public investment projects in exchange for the payment of the Income Tax. These measures seek to accelerate the participation of the private sector in these projects, having committed over S/. 206 million in 1Q14, 293.9% higher compared to the same period of previous year.

This potential increase in infrastructure investment generates a direct impact on the demand for cement. Bearing in mind the natural geographic segmentation of the market, we can infer that the vast majority of public and private infrastructure projects in the northern region would be served by Cementos Pacasmayo. There are currently 3 projects which are close to the execution phase. First, the government recently passed a law declaring the public need the modernization of the Talara Refinery located in Piura, which represents an investment of approximately US$ 3.5 billion. Second, the construction of the third phase of the hydraulic infrastructure of Chavimochic, which is very important for the country and the region, was approved and awarded in December 2013. Lastly, the northern highway, which is 900 kilometers in length. This work has already been approved and the concession was awarded in December 2013. These 3 projects are estimated to begin to use cement between the second half of this year and the first half of 2015.

Below is a list of the main projects in the northern region:

Infrastructure Projects
Infrastructure Projects	Region	State	Start Date
IIRSA Norte Highway	Various	Execution	2011
Quitaracsa Hydroelectric Plant	Ancash	Execution	2011
Alto Piura Huancabamba y Ayabaca Highway	Piura	Execution	2012
Paita Port	Piura	Execution	2012
Improvement of Chiclayo Airport	Lambayeque	Execution	2013
Olmos Irrigation Project	Lambayeque	Execution	2013
Alto Piura Tunnel	Piura	Execution	2013
Chavimochic Irrigation Project	La Libertad	Engineering Studies	2014
Improvement of the Talara Refinery	Piura	Pending contract closure	2014
Longitidunal Highway	Various	Awarded	2015
Chadin Hydroelectric Plant	Cajamarca	Awarded	2015
Veracruz Hydroelectric Plant	Cajamarca	EIA approved	2015
Chonta Dam	Cajamarca	Pending tender	2015

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	1Q14	1Q13	% Var.
Pacasmayo Plant	513.1	514.7	-0.3%
Rioja Plant	70.9	39.6	79.0%
Total	584.0	554.3	5.4%

Cement production volume at the Pacasmayo plant in 1Q14 remained in-line compared to 1Q13.

Cement production volume at the Rioja Plant increased 79.0% in 1Q14 compared with 1Q13, due to initiation of operations of the plant’s expanded capacity in April 2013.

Lastly, during 1Q14 total cement production volume rose 5.4% compared to the same period of previous year, mainly due to the expansion of installed capacity at the Rioja plant.

Clinker Production Volume
(thousands of metric tons)

	Production
	1Q14	1Q13	% Var.
Pacasmayo Plant	290.4	258.0	12.6%
Rioja Plant	53.3	35.5	50.1%
Total	343.7	293.5	17.1%

Clinker production volume at the Pacasmayo plant increased 12.6% in 1Q14 compared to 1Q13. The higher production volume was mainly explained by a scheduled maintenance stoppage of the main kiln in 1Q13. Likewise, during 1Q14 the consumption of imported clinker reached 130 thousand MT.

Clinker production volume at the Rioja plant increased 50.1% in 1Q14 compared to 1Q13, mainly due to the initiation of operations of the plant’s expanded capacity.

Quicklime Production Volume
(thousands of metric tons)

	Production
	1Q14	1Q13	% Var.
Pacasmayo Plant	19.3	16.4	17.7%

Quicklime production volume increased 17.7% in 1Q14 compared with 1Q13.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo plant remained stable at 2.9 million MT. Annual installed cement capacity at the Rioja plant remained flat at 0.44 million MT.

Furthermore, the annual installed clinker capacity at the Pacasmayo plant remained stable at 1.5 million MT. The annual installed clinker capacity at the Rioja plant remained at 0.28 million MT.

Utilization Rate:

Pacasmayo Plant Utilization Rate1

Utilization Rate
	1Q14	1Q13	% Var.
Cement	70.8%	71.0%	-0.2 pp.
Clinker	77.4%	68.8%	8.6 pp.
Quicklime	32.2%	27.4%	4.8 pp.

The utilization rate of cement production at the Pacasmayo plant remained stable dring 1Q14 compared to 1Q13, reaching a rate of 70.8%.

The utilization rate of clinker production in 1Q14 increased 8.6 percentage points compared with 1Q13, reaching a rate of 77.4%, mainly due to a scheduled maintenance stoppage of  the main kiln in 1Q13

Furthermore, the utilization rate of quicklime production increased 4.8 percentage points during 1Q14, compared with 1Q13.

Rioja Plant Utilization Rate2

Utilization Rate
	1Q14	1Q13	% Var.
Cement	64.4%	79.2%	N/A
Clinker	76.1%	71.1%	N/A

The utilization rate of cement production at the Rioja plant reached 64.4% in 1Q14. Utilization rates are not comparable with 1Q13 due to the increase of more than 100% in installed capacity for cement production in 2Q13.

The utilization rate of clinker reached 76.1% in 1Q14. This is mainly explained by an increase in the capacity of clinker production during 2Q13.

1-2 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

New cement Plant in Piura

The construction of the new cement plant in Piura began in October 2013. This plant will have a production capacity of 1.6 million tons of cement and 1.0 million MT of clinker.

As of December 31, 2013, the Company invested nearly US$ 44.8 million and it is estimated an investment of approximately US$ 230 million for 2014.

Financial Results:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Nuevos Soles S/.)

	Income Statement
	1Q14	1Q13	% Var.
Sales of goods	300.1	291.3	3.0%
Gross Profit	121.7	120.6	0.9%
Total operating expenses, net	-56.5	-51.6	9.5%
Operating Profit	65.2	69.0	-5.5%
Total other expenses, net	-7.5	-3.2	N/R
Profit before income tax	57.7	65.8	-12.3%
Income tax expense	-17.9	-20.7	-13.5%
Net Income	39.8	45.1	-11.8%
Non-controlling interests	-0.8	-1.0	-20.0%
Net Income of controller	40.6	46.1	-11.9%

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Nuevos Soles S/.)

	Cement, concrete and blocks
	1Q14	1Q13	% Var.
Sales of goods	264.0	257.1	2.7%
Cost of Sales	-143.5	-138.5	3.6%
Gross Profit	120.5	118.6	1.6%
Gross Margin	45.6%	46.1%	-0.5 pp.

Sales of cement, concrete and blocks increased 2.7% in 1Q14 compared to 1Q13. Gross profit and gross margin for cement, concrete and blocks during 1Q14 remained stable compared with 1Q13.

Sales of cement represented 86.7% of sales of cement, concrete and blocks.

	Cement
	1Q14	1Q13	% Var.
Sales of goods	228.9	216.2	5.9%
Cost of Sales	-119.6	-112.8	6.0%
Gross Profit	109.3	103.4	5.7%
Gross Margin	47.8%	47.8%	-

Sales of cement increased 5.9% in 1Q14 compared to 1Q13, mainly explained by an increase in sales volume. Gross margin during 1Q14 remained stable compared with 1Q13.

Sales of concrete represented 10.2% of sales of cement, concrete and blocks.

	Concrete
	1Q14	1Q13	% Var.
Sales of goods	27.0	34.4	-21.5%
Cost of Sales	-18.3	-22.1	-17.2%
Gross Profit	8.7	12.3	-29.3%
Gross Margin	32.2%	35.8%	-3.6 pp.

Sales of concretet decreased 21.5% and gross margin decreased 3.6 p.p. in 1Q14 compared to 1Q13, mainly explained by a decrease in sales volume.

Sales of blocks represented the  3.1% of sales of cement, concrete and blocks.

	Blocks, bricks and pavers
	1Q14	1Q13	% Var.
Sales of goods	8.1	6.5	24.6%
Cost of Sales	-5.6	-3.6	55.6%
Gross Profit	2.5	2.9	-13.8%
Gross Margin	30.9%	44.6%	-13.7 pp.

In 1Q14, sales for this segment increased 24.6%, mainly explained by an increase in sales volume compared to 1Q13.  Gross margin decreased 13.7 p.p. due to a change in the product mix in 1Q14 compared to 1Q13.

Sales: Construction Supplies3
(in millions of Nuevos Soles S/.)

	Construction Supplies
	1Q14	1Q13	% Var.
Sales of goods	25.2	24.4	3.3%
Cost of Sales	-24.3	-23.7	2.5%
Gross Profit	0.9	0.7	28.6%
Gross Margin	3.6%	2.9%	0.7 pp.

During 1Q14, sales of construction supplies increased 3.3% compared with 1Q13. Gross margin during 1Q14 remained stable compared with 1Q13.

Sales: Quicklime
(in millions of Nuevos Soles S/.)

	Quicklime
	1Q14	1Q13	% Var.
Sales of goods	10.8	9.5	13.7%
Cost of Sales	-10.3	-7.8	32.1%
Gross Profit	0.5	1.7	-70.6%
Gross Margin	4.6%	17.9%	-13.3 pp.

Quicklime sales increased 13.7% in 1Q14 compared to 1Q13, mainly due to an increase in the sales price. Gross margin decreased 13.3 p.p. mainly due to costs associated with the stoppage in one of the Company’s main facilities and an increase in the cost of production, explained mainly by a higher use of bituminous coal  and petroleum.

3 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Commercial Strategy

Given the economic outlook and the current competitive environment, Cementos Pacasmayo defined two main goals for the year:

Maximize portfolio profitability

To achieve this goal Cementos Pacasmayo will maintain its current portfolio positioning, which will help increase the proportion of the most profitable products in the sales mix and develop innovative products and services as a result of our clients’ requirements. In the first quarter the sulfate-resistant Cement with Formula Fortimax3 was launched, a product whose main attribute is durability and which after 6 weeks in the market, increased by 4.2 percetage points its participation in the portfolio.

Improve market coverage

During the first quarter, the Company hired an external consultant to implement a new sales management model, which was designed to align the sales team to the distribution channels: Traditional (Affiliates and Hardware stores), Key Accounts (KAM), and Private and Government sectors. Currently these four channels have over 50 specialized salespeople serving them with an extensive product portfolio with which they expect to increase market coverage. Furthermore, the salesforce has the support of a vast distribution network comprised of more than 350 points of sale (DINO), which enables the Company to efficiently serve end users. Finally, the Company will continue implementing its forward vertical integration with its ready-mix concrete, a sales channel that will become increasingly important as the construction sector develops.

Operating Expenses:

Administrative exenses
(in millions of Nuevos Soles S/.)

	Administrative expenses
	1Q14	1Q13	% Var.
Personnel expenses	27.8	24.4	13.9%
Third-party services	14.1	13.1	7.6%
Board of directors compensation	1.3	1.3	0.0%
Depreciation and amortization	2.7	2.8	-3.6%
Other	3.1	2.2	40.9%
Total	49.0	43.8	11.9%

During 1Q14, administrative expenses increased 11.9%, mainly due to an increase in personnel costs due to severance, increases in salaries and an increase in third party services, explained by higher non-recurring charges in storage.

Selling expenses
(in millions of Nuevos Soles S/.)

	Selling and distribution expenses
	1Q14	1Q13	% Var.
Personnel expenses	3.7	3.9	-5.1%
Advertising and promotion	2.9	2.9	-
Other	1.1	0.7	57.1%
Total	7.7	7.5	2.7%

During 1Q14 selling expenses remained stable compared with 1Q13.

EBITDA Reconciliation:

Consolidated EBITDA
(in millions of Nuevos Soles S/.)

	Consolidated EBITDA
	1Q14	1Q13
Net Income	39.8	45.1
+ Income tax expense	17.9	20.7
- Finance income	-4.6	-7.5
+ Finance costs	9.8	7.7
+/- Net (loss) gain from exchange rate	2.3	3.0
+ Depreciation and Amortization	15.5	12.3
Consolidated adjusted EBITDA	80.7	81.3
EBITDA from FdP y Salsud *	2.7	3.2
Cement EBITDA	83.4	84.5

* Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Consolidated EBITDA was S/. 80.7 million in 1Q14, compared to S/. 81.3 millon in 1Q13.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Nuevos Soles S/.)

As of March 31, 2014, the Company’s cash position was S/. 876.5 million (US$ 312.1 million). This balance includes certificates of deposit for S/. 109.0 million (US$ 38.8  million) distributed as follows:

Bank	Amount (S/.)	Interest rate	Initial Date	Maturity Date
BBVA Banco Continental	S/. 14.0	4.18%	March 20, 2014	April 21, 2014
BBVA Banco Continental	S/. 10.0	4.15%	March 26, 2014	April 02, 2014
BBVA Banco Continental	S/. 10.0	4.15%	March 26, 2015	April 02, 2015
Banco de Crédito del Perú	S/. 10.0	4.05%	March 26, 2016	April 02, 2016
Banco de Crédito del Perú	S/. 10.0	4.05%	March 26, 2017	April 02, 2017
Banco de Crédito del Perú	S/. 20.0	4.13%	March 20, 2014	April 21, 2014
Others	S/. 35.0
Total	S/. 109.0

Other deposits include term deposits in Peruvian Nuevos Soles held by the Company’s subsidiaries.

The remaining balance of S/. 767.5 million (US$ 273.3 million) is held in Company bank accounts, of which US$255 million are in US dollars.

Debt Position:

Consolidated Debt
(in millions of Nuevos Soles S/.)

As of March 31, 2014, the Company’s total outstanding debt reached S/. 842.4 million (US$ 300 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest:

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	842.4	842.4
Future interest payments	37.9	75.8	75.8	151.6	341.1
Total	37.9	75.8	75.8	994.0	1,183.5

Capex

Capex
(in millions of Nuevos Soles S/.)

As of March 31, 2014, the Company invested S/. 118.1 million (US$ 42.1 million), allocated to the following projects:

Projects	3M14
Construction of diatomite brick plant	5.0
Capex for Rioja Plant*	1.3
Capex for Pacasmayo Plant*	8.3
New Piura Plant	101.7
Phosphate Project	0.6
Concrete and aggregates equipment	0.7
Brine Project	0.3
Other investing activities*	0.2
Total	118.1

* Includes capital expenditures in the Pacasmayo and Rioja plants, as well as investments in machinery, equipment and overhauls.

Projects

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30.0% of the shares of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2.0 million MT of phosphate per year with the option to buy an additional 0.5 million MT per year. The agreement has a term of 20 years.

Pacasmayo hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, in addition to Pepsa Tecsult and Aecom to study the electrical transmission and water; and Hatch as the general supervisor. The basic engineering and pre-feasibility studies are in the final stage of approval, therefore the results will be announced to the market when the studies are finished, which will allow for a more accurate analysis of the project.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

Currently, the Company is in the basic engineering development stage with German company, K-UTEC AG Salt Technologies, which has over 50 years of experience in the salt business, which will provide accurate information with which to measure the size of the industrial complex and provide more details regarding the production process.

Recent Events

●
Environmental Impact Study, Fosfatos del Pacífico  – In March 2014, the Environmental Impact Study for the Phosphate Project was approved. This approval was achieved in just 10 months, in less time than average for this type of project. This is an important milestone in the development of the project and reflects the Company's commitment to its execution.

Acerca de Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 56 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note: The Company presented some figures converted from Nuevos Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Nuevos Soles to U.S. dollars was S/. 2.808 per US$ 1.00, which was the exchange rate, reported as of March 31, 2014 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position
As of March 31, 2014 (unaudited) and December 31, 2013 (audited)

Assets	As of Mar-14 S/. (000)	As of Dic-13 S/. (000)
Current assets
Cash and term deposits	876,486	976,952
Trade and other receivables	79,789	68,542
Income tax prepayments	27,524	27,679
Inventories	323,215	334,471
Prepayments	22,833	11,727
	1,329,847	1,419,371

	As of Mar-14 S/. (000)	As of Dic-13 S/. (000)
Non-current assets
Other receivables	48,506	46,292
Available-for-sale financial investments	29,078	36,058
Property, plant and equipment	1,640,450	1,537,111
Exploration and evaluation assets	57,736	59,330
Deferred income tax assets	16,360	15,155
Other assets	1,152	1,220
	1,793,282	1,695,166

Total assets	3,123,129	3,114,537

Liabilities and equity	As of Mar-14 S/. (000)	As of Dic-13 S/. (000)
Current liabilities
Trade and other payables	117,056	126,897
Interest-bearing loans and borrowings	-	-
Income tax payable	1,393	2,780
Provisions	8,995	27,984
	127,444	157,661

	As of Mar-14 S/. (000)	As of Dic-13 S/. (000)
Non-current liabilities
Interest-bearing loans and borrowings	828,333	824,022
Other non-current provisions	22,313	20,497
Deferred income tax liabilities, net	99,834	102,887
	950,480	947,406

Total liabilities	1,077,924	1,105,067

Equity	As of Mar-14 S/. (000)	As of Dic-13 S/. (000)
Capital stock
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Additional paid-in capital	554,062	556,294
Legal reserve	123,460	119,833
Other components of equity	14,158	19,045
Retained earnings	690,670	653,704

Equity attributable to owners of the parent	1,964,314	1,930,840
Non-controlling interests	80,891	78,630

Total equity	2,045,205	2,009,470

Total liabilities and equity	3,123,129	3,114,537

Interim condensed consolidated statements of profit or loss
For the three-month period ended March 31, 2014 and 2013 (both unaudited)

	1Q14 S/.(000)	1Q13 S/.(000)

Sales of goods	300,082	291,327
Cost of sales	(178,394)	(170,683)
Gross profit	121,688	120,644

Operating expenses

Administrative expenses	(48,995)	(43,751)
Selling and distribution expenses	(7,748)	(7,489)
Other operating (expenses) income, net	287	(365)
Total operating expenses , net	(56,456)	(51,605)

Operating profit	65,232	69,039

Operating income (expenses)

Finance income	4,629	7,505
Finance costs	(9,754)	(7,676)
Net loss from exchange difference	(2,399)	(3,109)

Total other expenses, net	(7,524)	(3,280)

Profit before income tax	57,708	65,759

Income tax expense	(17,905)	(20,654)
Profit for the period	39,803	45,105

Attributable to:
Equity holders of the parent	40,593	46,061
Non-controlling interests	(790)	(956)
	39,803	45,105

Earnings per share
Basic and diluted profit for period attributable to holders of common shares and investment shares of the parent (S/. per share)	0.07	0.08
Profit for the period	39,803	45,105

Interim condensed consolidated statements of changes in equity
For the three-month periods ended March 31, 2014 and March 31, 2013 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/. (000)	Investment shares S/. (000)	Additonal paid-in capital S/. (000)	Legal reserve S/. (000)	Unrealized gain on available- for-sale investments S/. (000)	Foreign currency translation reserve S/. (000)	Retained earnings S/. (000)	Total S/. (000)	Non-controlling interests S/. (000)	Total equity S/. (000)
										0
Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	46,061	46,061	(956)	45,105
Other comprehensive income	-	-	-	-	3,467	136	-	3,603	19	3,622
Total comprehensive income	-	-	-	-	3,467	136	46,061	49,664	(937)	48,727

Appropiation of legal reserve	-	-	-	4,441	-	-	(4,441)	-	-	-
Contribution of non controlling interests	-	-	-	-	-	-	-	-	1,152	1,152
Other adjustments of non-controlling interests	-	-	(1,355)	-	-	-	-	(1,355)	1,355	-

Balance as of March 31, 2013	531,461	50,503	557,123	109,662	21,693	(1,379)	612,498	1,881,561	62,433	1,943,994

Balance as of January 31, 2014	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the period	-	-	-	-	-	-	40,593	40,593	(790)	39,803
Other comprehensive income	-	-	-	-	(4,887)	-	-	(4,887)	-	(4,887)
Total comprehensive income	-	-	-	-	(4,887)	-	40,593	35,706	(790)	34,916

Appropriation of legal reserve	-	-	-	3,627	-	-	(3,627)	-	-	-
Contribution of non controlling interests	-	-	-	-	-	-	-	-	819	819
Other adjustments of non-controlling interests	-	-	(2,232)	-	-	-	-	(2,232)	2,232	-

Balance as of March 31, 2014	531,461	50,503	554,062	123,460	14,158	-	690,670	1,964,314	80,891	2,045,205